SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A2 (Amendment No. 2)
          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                               DOR BioPharma, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   452916 40 6
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 21, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  452916 40 6
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      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)         SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               4,550,346  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         4,550,346  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,550,346 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 2 of 15

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CUSIP No.  452916 40 6
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
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      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               4,550,346  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         4,550,346  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,550,346 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 3 of 15

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CUSIP No.  452916 40 6
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      (1)         NAME OF REPORTING PERSONS Elan Pharmaceutical Investments,
                  Ltd.
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0- (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               4,050,346  (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0- (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         4,050,346  (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,050,346 (See Item 5)
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 4 of 15

Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 4, 1998, as amended by the
Schedule 13D/A1 filed with the Commission on May 23, 2002 (as so amended, the "Schedule 13D") relating to the common stock, par value $.001 per share (the "Common Stock"), of DOR BioPharma, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer is DOR BioPharma, Inc., 1691 Michigan Ave., Suite 435, Miami, FL 33139.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan Corporation, plc, an Irish public limited company ("Elan"), Elan International Services, Ltd., a Bermuda exempted company ("EIS"), and Elan Pharmaceutical Investments, Ltd., a Bermuda exempted company ("EPIL"). EPIL is a wholly owned subsidiary of EIS. EIS is a wholly owned subsidiary of Elan.

     Elan's principal place of business is Lincoln House, Lincoln Place, Dublin 2, Ireland. Elan is a worldwide biopharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment holding company. EPIL's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EPIL is an investment holding company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan, EIS and EPIL.

     During the last five years, neither Elan, EIS, EPIL nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to a securities purchase agreement dated January 21, 1998 between EIS and the Issuer (the "First Securities Purchase Agreement"), EIS acquired (a) 307,692 shares of Common Stock, (b) 80,100 shares of Series B Convertible Preferred Stock of the Issuer (the "Series B Preferred Stock") and (c) a warrant to purchase up to 230,770 shares of Common Stock at an exercise price of $10.00 per share (the "Warrant") for aggregate consideration of $10,010,000, which was provided by working capital of EIS. The Series B Preferred Stock accrues cumulative pay-in-kind dividends at an annual rate of 8.0%, payable annually, and, at the option of the holder, is convertible into Common Stock at a conversion price of $5.1078 per share (after giving effect to certain anti-dilution adjustments and subject to further anti-dilution adjustment). As of December 31, 2003, EPIL was entitled to 46,467 shares of Series B Convertible Preferred Stock, representing pay-in-kind dividends from the date of issuance of the Series B Preferred Stock and, as of February 5, 2004, at the option of the holder, the Series B Convertible Preferred Stock, including such pay-in-kind dividends, plus accrued and unpaid dividends was convertible into 2,497,466 shares of Common Stock. The Series B Convertible Preferred Stock is automatically convertible upon the earlier of (i) any time if the Common Stock is traded on the Nasdaq National Market System or The Nasdaq SmallCap Market at a price higher than $9.75 for at least 20 out of 30 consecutive trading days and (ii) the public offering by the Issuer of the Common Stock at a price of at least $5.1078 (subject to adjustment) and with aggregate gross proceeds of at least $10 million.

     Pursuant to a securities purchase agreement dated October 21, 1998 between EIS and the Issuer (the "Second Securities Purchase Agreement"), EIS acquired 84,105 shares of Series C Exchangeable Convertible Stock of the Issuer (the "Series C Preferred Stock") for aggregate consideration of $8,410,500. The Series C Preferred Stock accrued cumulative pay-in-kind dividends at an annual rate of 7.0%, payable annually.

     In June 1999, EIS transferred to EPIL its right, title and interest to its shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock and the Warrant.

     On October 21, 2002, the Series C Preferred Stock, including shares that were issuable as pay-in-kind dividends, was automatically converted pursuant to its terms into 1,245,187 shares of Common Stock at a conversion price of $8.86 per share.

     On December 12, 2002, pursuant to the Newco I Termination Agreement (as defined below), the Issuer issued 500,000 shares of Common Stock in exchange for the Newco I Shares (as defined below).

     On January 21, 2004, the Warrant expired pursuant to its terms.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     In connection with the transactions described in the first paragraph of
Item 3, the Issuer and EIS established a new joint venture company ("Newco I"), initially owned 80.1% by the Issuer and 19.9% by EIS. Newco I was initially capitalized with $10,000,000, of which $8,010,000 was provided by the Issuer and $1,990,000 was provided by EIS. EIS acquired 19,900 shares of common stock of Newco I (the "Newco Shares"). Newco I was established principally for the exclusive research, development and commercialization of oral and mucosal prophylactic and therapeutic vaccines. The Newco I joint venture was terminated pursuant to a Termination Agreement dated December 12, 2002 (the "Newco I Termination Agreement") among Elan, EIS, Orasomal Technologies, Inc., the Issuer and Innovaccines Corporation.

     In connection with the transactions described in the second paragraph of
Item 3, the Issuer and EIS agreed to establish a new joint venture company ("Newco II"), initially owned 80.1% by the Issuer and 19.9% by EIS. Newco II was initially capitalized with $10,500,000, of which $8,410,500,000 was provided by the Issuer and $2,089,500 was provided by EIS. Newco II was established principally for the exclusive research, development and commercialization of products using Elan's Medipad(TM) delivery system for two drugs in undisclosed fields. The Newco II joint venture was terminated pursuant to a Termination Agreement dated March 2003 (the "Newco II Termination Agreement"), among Elan, EIS, Elan Medical Technologies, Ltd., the Issuer and Endorex Newco, Ltd.

     The Termination Agreement amended the board of directors' provisions set forth in the First Securities Purchase Agreement to provide that for as long as EIS and/or its affiliates or subsidiaries (collectively, for purposes of this paragraph, "EIS") collectively own at least 10% of the Common Stock, on a fully diluted basis (i.e., after giving effect to the conversion, exchangeable or exercisable securities), EIS would be entitled to nominate a director (the "EIS Director"), and the Issuer would use its best efforts to cause the EIS Director to be elected to the Issuer's board of directors, including by including the EIS Director in the management slate of directors at each meeting of stockholders at which an election of directors was to occur. At any time that EIS did not have its own designee sitting on the Issuer's board of directors, if EIS so requested, EIS would be entitled to appoint an observer to attend each meeting of the Issuer's board of directors. EIS has subsequently sent a letter to the Issuer renouncing EIS's right to nominate a director and agreeing that it would not exercise such right.

     EPIL has a present intention to sell up to 1,552,879 shares of the Common Stock from time to time in open market transactions, subject to market conditions. EIS and EPIL expect to evaluate their investments in the Issuer on an ongoing basis and EIS and EPIL may determine to change their investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell or to retain their holdings of securities of the Issuer, EIS and EPIL will take into consideration such factors as they deem relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. EIS and EPIL reserve the right to dispose of all or a portion of their holdings of securities of the Issuer in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer. Any such transaction may be effected at any time or from time to time.

     Except as set forth in this Item 4 or elsewhere in this Schedule 13D, none of Elan, EIS or EPIL has a plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of February 5, 2004, Elan (indirectly through its ownership of EIS and EPIL) and EIS (directly in respect of 500,000 shares of Common Stock and indirectly through its ownership of EPIL) each beneficially owned 4,550,346 shares of Common Stock (including 2,497,466 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock), representing 12.3% of the outstanding shares of Common Stock (based on 34,636,908 shares of Common Stock outstanding as of November 1, 2003 as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2003). As of February 5, 2004, EPIL beneficially owned 4,050,346 shares of Common Stock (including 2,497,466 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, representing 10.9% of the outstanding shares of Common Stock (based on 34,636,908 shares of Common Stock outstanding as of November 1, 2003 as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2003).

     (b) As of February 5, 2004, Elan (indirectly through its ownership of EIS and EPIL) and EIS (directly in respect of 500,000 shares of Common Stock and indirectly through its ownership of EPIL) each had the shared voting and dispositive power over 4,550,346 shares of Common Stock (including 2,497,466 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock). As of February 5, 2004, EPIL had the shared voting and dispositive power over 4,050,346 shares of Common stock (including 2,497,466 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock).

     (c) None.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The following are in addition to contracts, arrangements, understandings and relationships (legal or otherwise) with respect to securities of the Issuer described in Item 3, Item 4 and Item 5, which descriptions are incorporated by reference in this Item 6:

     (a) Pursuant to a registration rights agreement dated January 21, 1998 (the "January Registration Rights Agreement") between the Issuer and EIS, (i) the holders of at least 25% of the registrable securities thereunder have up to two demand registrations, (ii) the Issuer can postpone a demand registration for up to six months in any 12-month period, (iii) the holders have unlimited piggyback registration rights and (iv) the holders have agreed, if requested by the managing underwriter or underwriters in an underwritten offering of securities of the Issuer, not to effect any offer, sale, distribution or transfer of the registrable securities, including a sale pursuant to Rule 144 under the Securities Act, during the seven-day period prior to, and during the 180-day period following the effective date of such registration statement. The Newco I Termination Agreement amended the January Registration Rights Agreement to provide that the rights thereunder could be assigned to an affiliate or, on up to four occasions, to a non-affiliate, provided that the transferee owns at least 1,000,000 shares of Common Stock, subject to anti-dilution adjustment.

     (b) Pursuant to a registration rights agreement dated October 21, 1998 (the "October Registration Rights Agreement") between the Issuer and EIS, (i) the holders of at least 25% of the registrable securities thereunder have up to two demand registrations, (ii) the Issuer can postpone a demand registration for up to six months in any 12-month period, (iii) the holders have unlimited piggyback registration rights and (iv) the holders have agreed, if requested by the managing underwriter or underwriters in an underwritten offering of securities of the Issuer, not to effect any offer, sale, distribution or transfer of the registrable securities, including a sale pursuant to Rule 144 under the Securities Act, during the seven-day period prior to, and during the 180-day period following the effective date of such registration statement. The Newco II Termination Agreement amended the October Registration Rights Agreement to provide that the rights thereunder could be assigned to an affiliate or, on up to four occasions, to a non-affiliate, provided that the transferee owns at least 1,000,000 shares of Common Stock, subject to anti-dilution adjustment.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

1.   Joint Filing Agreement dated February , 2004 among Elan, EIS and EPIL.*
2. Termination Agreement dated December 12, 2002 among Elan, EIS, Orasomal Technologies, Inc., the Issuer and Innovaccines Corporation.*
3. Termination Agreement dated March 2003 among Elan, EIS, Elan Medical Technologies, Ltd, the Issuer and Endorex Newco, Ltd.**

_____________________________________________

*    Filed herewith.

** Incorporated by reference to Exhibit 10.37 to the Issuer's Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 6, 2004

                            ELAN CORPORATION, PLC

                            By:  /s/ Shane Cooke
                                 --------------------------------------------
                                 Name:  Shane Cooke
                                 Title: CFO

                            ELAN INTERNATIONAL SERVICES, LTD.

                            By:  /s/ Kevin Insley
                                 --------------------------------------------
                                 Name:  Kevin Insley
                                 Title: President and Chief Financial Officer


                            ELAN PHARMACEUTICAL INVESTMENTS, LTD.

                            By:  /s/ Kevin Insley
                                 --------------------------------------------
                                 Name:  Kevin Insley
                                 Title: President and Chief Financial Officer

                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EPIL are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director of EPIL and President and Chief Financial Officer of EIS, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Vice President and Director of EPIL and Vice President of EIS, and (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EPIL, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and (d) Bermuda.

                                  EXHIBIT INDEX

1.   Joint Filing Agreement dated February 6, 2004 among Elan, EIS and EPIL.*

2. Termination Agreement dated December 12, 2002 among Elan, EIS, Orasomal Technologies, Inc., the Issuer and Innovaccines Corporation.*

3. Termination Agreement dated March 2003 among Elan, EIS, Elan Medical Technologies, Ltd., the Issuer and Endorex Newco, Ltd.**

___________________________________________

*    Filed herewith.

** Incorporated by reference to Exhibit 10.37 to the Issuer's Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2002.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to make joint filings of Schedule 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the Common Stock, par value $.001 per share, of DOR BioPharma, Inc., including all amendments thereto.

Date:    February 6, 2004

                            ELAN CORPORATION, PLC

                            By:  /s/ Shane Cooke
                                 --------------------------------------------
                                 Name:  Shane Cooke
                                 Title: CFO

                            ELAN INTERNATIONAL SERVICES, LTD.

                            By:  /s/ Kevin Insley
                                 --------------------------------------------
                                 Name:  Kevin Insley
                                 Title: President and Chief Financial Officer


                            ELAN PHARMACEUTICAL INVESTMENTS, LTD.

                            By:  /s/ Kevin Insley
                                 --------------------------------------------
                                 Name:  Kevin Insley
                                 Title: President and Chief Financial Officer